Mail Stop 3561
            November 18, 2005

Via Fax and U.S. Mail

Aristides J. Pittas
Chief Executive Officer
Euroseas Ltd.
Aethrion Center
40 Ag. Konstantinou Street
151 24 Maroussi, Greece

Re: 		Euroseas Ltd.
		Registration Statement on Form F-1
		File no. 333-129144
		Registration Statement on Form F-4
		File no. 333-129145
      Filed October 20, 2005

Dear Mr. Pittas:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

		As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

General
1. Please confirm that to the extent our comments on the Form F-1 registration statement apply to the Form F-4, you will make conforming revisions as appropriate.
2. Please include a section describing the key information
regarding
the terms of the offering, both in the summary and in the body of the
prospectus.  For example, disclose the various factors considered in
determining the offering price for the securities.  Refer to Item
2
of Form 20-F and Instruction to Item 503 (a) of Regulation S-K.
3. Please provide dilution information as required by Item 9.E. of Form 20-F.
4. Please include a capitalization and indebtedness table pursuant to
Item 3.B. of Form 20-F.

Cover Page
5. Please disclose that this is your initial public offering.
6. We note your disclosure on pages 17 and 57 indicating that you intend to apply to list your common stock on the Nasdaq National Market. If true, please disclose that fact on the cover page, and disclose elsewhere in the document the status of your listing application with the Nasdaq National Market, or other such exchange.
Also clarify the form in which you will have your securities traded in the United States. Refer to Item 9.C of Form 20-F and Item 501(b)(4) of Regulation S-K.
7. Furthermore, please revise the Form F-4 disclosure to be consistent. Currently pages 42 and 47 of the Form F-4 reflect that you will use your best efforts to file, at or before the time of effective time of the Merger, authorization for listing of the Euroseas shares either on the NASDAQ SmallCap Market, The American Stock Exchange Inc. or, if permissible, the NASDAQ National Market.
8. Your disclosure at the end of the second paragraph does not appear to reflect your Item 512 undertaking that you will file a post-effective amendment (as opposed to a prospectus supplement) to reflect material changes to the plan of distribution, such as the involvement of underwriters in the offering. Please clarify.

About this Prospectus, page ii
9. We note your disclosure that if a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in the prospectus, you should rely on the information in the prospectus supplement. Please confirm your understanding that the disclosure in prospectus supplements may enhance disclosure in the base prospectus, but should not contradict it.

Our Competitive Strengths, page 2
10. Please clarify what you mean by your statement that the family has "over 100 years experience in shipping." Does that mean the family has owned vessels since 1905? Or is that the combined experience of the family`s management team? Please revise as appropriate.
11. Please disclose over how many years the Pittas family has been operating vessels profitably.

Our Business Strategy, page 2
12. Please tell us about the current status of any negotiations to expand your fleet. We note your statement that with the proceeds of your recent private placement transaction, you plan to expand your fleet.

Dividend Policy, page 2
13. Please revise to provide a more concise discussion of the dividend policy. The summary should not merely repeat the text of the prospectus, yet this section is identical to the Dividend Policy section in the MD&A on page 27.  Refer to Instruction to Item
503(a)
of Regulation S-K.

Recent Developments, page 3
14. Please tell us why the merger with Cove Apparel was a condition to the private placement, and revise to briefly explain if appropriate. Refer to our related comment in the Business section.

Summary Consolidated Financial Data, page 4 and
Selected Historical Financial Information, page 20

15. With respect to the dividend declared in 2005, we note the amount is in excess of previously retained earnings. Please provide footnote disclose here, and revise your dividend policy disclosure, to describe this dividend as a one-time capital repayment to shareholders, if this is the case, and to disclose whether or not you believe this repayment is indicative of dividends that investors may reasonably expect to receive in the future.

16. You present EBITDA as a measure of operating performance because it eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which may vary for different companies. It is not clear why investors would find it useful to ignore these various effects when evaluating your business. Therefore, we are not persuaded that you have appropriately justified the use of this non-GAAP financial measure in the evaluation of your performance. Please revise to remove your presentation of EBITDA in the prospectus. See Item 10(e)(1)(i)(C) of
Regulation S-K and "Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures" prepared by Staff Members of the Division of Corporation Finance, Answer 8, for guidance.

17. Please revise your disclosures to describe or cross-reference factors that have materially affected the comparability of the information presented. For example, for the fiscal year ended December 31, 2004, you changed your estimate of scrap value on ships, resulting in a decrease in depreciation expense of $1.4 million.

18. Expand Selected Historical Financial Information to include financial data for the fiscal years ended 2001 and 2000. Please note that five fiscal years are required to be presented in accordance with Item 3.A.1 to the Form 20-F. We also refer you to Instruction 2 to Item 3.A of the Form 20-F.


Risk Factors, page 6

Industry Risk Factors, page 7

The value of our vessels may fluctuate, adversely affecting our earnings, liquidity..., page 7
19. Briefly explain how any change in the assessed value of any of your vessels might cause a violation of the covenants of each secured credit agreement. Also, briefly describe the secured credit agreements and the specific covenants or provide a specific cross-reference to another section of the prospectus where you provide this information in greater detail.

Rising fuel prices may adversely affect our profits, page 10
20. Please revise to provide some contextual information for this risk. For example, are current fuel prices high as compared to historical prices, have prices been rising or falling recently, and by how much? This type of information will help investors better assess the magnitude of the risk.

Company Risk Factors, page 12

We may not be able to pay dividends, page 12
21. Please provide more information so that investors can better appreciate the risk. For example, we note from your MD&A section that you have paid dividends in prior years. Also, we note your statement here that loan agreements may prohibit you from paying dividends; has that occurred in the past? Revise to address these issues, and others, as appropriate.
22. We note your reference to the "anticipated amounts and frequency" of dividends to be paid in the last sentence of this risk factor discussion; however we do not find disclosure in the document regarding the anticipated amount of dividends you intend to pay. Please clarify and revise as necessary.

We and our principal officers have affiliations with Eurobulk that could create..., page 12
23. Please identify whether Eurobulk currently manages other drybulk carriers, and if so, whether conflicts of interests have arisen in the past that were resolved in a manner unfavorable to Euroseas or its predecessor company.


Our operations outside the United States of America expose it to global risks. . . page 16
24. Revise the caption to explain more specifically the nature of the risks to which you refer. Although from the narrative it appears that you are referring to the risk of attack against your ships through mining, piracy or terrorism, the generic term "global risk" may also suggest other international considerations of a different nature, such as foreign regulatory restrictions or weather conditions, which are not addressed in the narrative. Also, revise the narrative to discuss whether you are insured against these types of losses.

Because the Republic of the Marshall Islands . . . page 17
25. If true, revise the caption to indicate that the laws of the Republic of the Marshall Islands may offer shareholders fewer rights and protections than typical United States (i.e., Delaware) law.

Obligations associated with being a public company . . . page 17
26. Revise the second sentence of the first paragraph to state that you will become subject to the reporting requirements of the Exchange
Act after your offering.

Exposure to currency exchange rate fluctuations . . . page 18
27. Revise the narrative to indicate whether you engage in hedging transactions against currency fluctuation.

Forward Looking Statements, page 19
28. The Section 27A safe harbor does not apply to initial public offerings. Please delete any such references accordingly.


Management`s Discussion and Analysis of Financial Condition...,
page
22

Cash Flows, page 26

29. In the second to the last sentence, clarify that you have a working capital deficit of $7.07 million at June 30, 2005. Also, refer to the $4 million due from related companies. Expand to discuss the service period over which the receivable was earned and the timing and nature of the repayment. Explain that Silvergold Shipping Ltd. was a consolidated entity until May 31, 2005, when it declared a final dividend to its shareholders, and explain why the receivables were not paid to the Company at that time. Further, we note that the June 30, 2005 interim unaudited balance sheet provides a reference to footnote 5 rather than footnote 4. Please provide the requested disclosure here and in footnote 4.

Dividend Policy, page 27
30. Please discuss your current dividend policy in the context of your historical dividend policy. For example, briefly disclose whether you have declared dividends in prior years, when you have made those declarations, and how much you have paid out in dividends, as compared to your net income, among other variables, as appropriate.

Liquidity and Capital Resources, page 27
31. Include a statement confirming whether or not working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. Refer to Item
5.B.1. of Form 20-F.

For the year ended December 31, 2004 compared to the year ended
December 31, 2003, page 28

Depreciation and amortization, page 28

32. Where you have revised the estimated scrap price and useful life for the vessel Ariel, expand to also disclose the impact to net income on a per share basis. We suggest you place this per share disclosure also under Critical Accounting Policies - Depreciation, and also include in Note 4 to the audited year end financial statements. Refer to paragraph 33 of APB No. 20.


Critical Accounting Policies, page 31

Deferred drydock costs, page 32

33. We note disclosure of the types of costs capitalized as `deferred drydock costs`. It is our position that, other than the actual costs incurred at the drydock yard, the other costs represent indirect/incidental costs that provide no future benefit, and should be expensed as incurred. For example, the cost of fuel consumed between the vessel`s last discharge port prior to the drydock and the time the vessel leaves the drydock yard, along with the costs of hiring riding crews (and the repair parts used) to perform repairs and maintenance en route to the drydock yard are period costs, and not drydocking costs. Those repair and maintenance costs that do not significantly improve or extend the useful life of the vessel should not be capitalized, but rather should have their own accounting policy, separate from those costs that represent major improvements that significantly expand the vessel`s useful life. Please revise your MD&A discussion, financial statements and related footnotes accordingly to comply.

Business, page 37
34. Please expand disclosure to more fully describe your international operations and port calls made by your vessels in areas such as the Arabian Gulf, the South China Sea the Asia Pacific region generally. We note, for example, your risk factor disclosure on page
16 regarding the past political conflicts in the Arabian Gulf and the
South China Sea. We also note your disclosure on page 8, noting that a significant number of the port calls made by your vessels involve the loading or discharging of raw materials and semi-finished products in the Asia Pacific region.
35. Briefly explain how the Cove merger relates to your business operations.

Principal Shareholders, page 48
36. Please disclose in a footnote the natural persons who have voting or investment control over the 29.75 million shares owned by Friends
Investment Company.

Certain Related Transactions, page 49
37. Please identify the shareholder who provided personal guarantees for all of Euroseas` debts, as well as the amount of debt involved, if feasible. Refer to Item 7.B. of Form 20-F.


Description of Euroseas Securities, page 49
38. Provide a separate disclosure section that describes the warrants held in connection with the current offering. For example, describe provisions for changes or adjustments in the exercise price and any other material terms of the warrants. Refer to Item 12.B. of Form 20-F.

Tax Considerations, page 55
39. Please delete or revise the first sentence of the last paragraph on page 61. Currently it serves as an inappropriate disclaimer.
Also please refrain from emphasizing the entire paragraph in all-capital letters.

Financial Statements

Note 2. Significant Accounting Policies, page F-8

Revenue and Expense Recognition

40. Please revise to disclose when you recognize vessel operating expenses.

Note 9. Related Party Transactions, page F-15

41. See the top paragraph on page F-16. To the extent there is not a right of offset, please disclose the gross amount "due from related parties", as it appears you have netted the disbursements and collections due to/from the Management Company.

Note 17. Subsequent Events, page F-20

Refinance of Loans

42. Please clarify in the footnotes the related affiliation between
Alterwall Shipping, Inc. and Alterwall Business, Inc.

43. See the May 24, 2005 loan transaction of Allendale Investments S.A. and Alterwall Business, Inc. Please clarify how it was determined that there was only $3.6 million outstanding in old loans.
Footnote 10 ascribes an outstanding loan balance at December 31,
2004
of $3.7 million for Alterwall Shipping, Inc. and $4.5 million for Allendale Investments S.A. for a total of $8.2 million. Please revise or advise.


June 30, 2005 Interim Financial Statements

44. It appears footnote 5 has been inadvertently omitted.
Further,
the references shown on the face of the June 30, 2005 interim unaudited balance sheet do not correlate with the respective footnotes. Please revise as appropriate.

Age of Financial Statements

45. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants` Consents

46. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. In addition, the consent should specifically refer to Note 17 (1), as applicable, as shown on the report of the independent registered public accounting firm on page F-2.

Part II

Recent Sales of Unregistered Securities, page II-2
47. Briefly state the facts relied on to make the exemption from registration available. Refer to Item 7 of Form F-1 and Item 701(d)
of Regulation S-K.
48. Please confirm that you will comply with the disclosure requirements regarding the use of proceeds in future filings, as required by Item 701(f) of Regulation S-K.

Form F-4

General

49. Please revise this filing to comply with our comments issued on the Form F-1 Registration Statement, File No. 333-129145, as applicable. In addition, please revise the Form F-4 for the following comments.

50. Please reconcile the number of common shares being registered under the Form F-4 Registration Statement of 1,079,167 shares with the 818,604 shares to be issued in the Merger as disclosed in the Form F-1 Registration Statement.

51. In addition, we note the pro forma balance sheet at page 9 reflects the issuance of the 1,079,167 shares in the Merger as newly-issued shares of Euroseas Ltd., whereas the Form F-1 Registration Statement discloses that the shares to be issued in the merger are shares held by Selling Shareholders of Euroseas Ltd. Please advise and revise the documents, as appropriate.

Cove Historical Financial Information, page 7

52. Please expand the table to provide selected historical financial information of the balance sheet for each of the fiscal years ended
September 30, 2004, 2003 and 2002.

Selected Unaudited Pro Forma Financial Information, page 8
and
Unaudited Pro Forma Condensed Consolidated Financial Statements,
page
29

53. Expand footnote explanation (2) to disclose that the repayment of trade accounts payable and loan from stockholder resulted in forgiveness of debt in the net amount of $129,152, which is reflected as additional paid-in capital.

54. It appears that no pro forma accounting treatment has been given to the value of the common stock purchase warrants issued in the August 25, 2005 private placement. Please revise and tell us how you determined the value, if any, of the warrants, and the analysis given to determining whether the warrants are deemed to be a freestanding derivative instrument within the scope of paragraphs 6-9 of SFAS No.
133 that would be accounted for at fair value with changes in fair value recorded in income. We may have further comments after our review of your response.

55. Expand the pro forma statements of income to include pro forma earnings per share data, including providing a footnote as to its calculation, including the number of weighted average common shares.

Financial Statements

Cove Apparel, Inc.

Report of Independent Registered Public Accounting Firm, page F-2

56. We note the fiscal year ended September 30, 2003 has been audited by other auditors. Amend the filing to include the report of the other auditors, along with their consent to the use of their report in the Registration Statement on Form F-4 of Euroseas, Ltd. We refer you to Note 2 to Item 310 of Regulation S-B and also Rule 2-05 of Regulation S-X.

Age of Financial Statements

57. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants` Consents

58. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C. In addition, the consent at Exhibit 23.3 for Euroseas Ltd. should specifically refer to Note 17 (1), as applicable, as shown on the report of the independent registered public accounting firm on page F-16. Further, the consent at Exhibit 23.4 for Cove Apparel, Inc. should indicate that the audit report along with the financial statements have been included in the Form F-4 Registration Statement, rather than incorporated by reference from the Annual Report on Form 10-KSB.

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Beverly Singleton, Staff Accountant at (202) 551-3328, or Lyn Shenk, Assistant Chief Accountant at (202) 551-3380
if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert at (202) 551-3325, Attorney-Advisor, or me at (202) 551-3750 with any other questions.

      				Sincerely,



      				Sara W. Dunton
      				Attorney- Advisor

Aristedes J. Pittas
Euroseas Ltd.
November 18, 2005
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